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17009122

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66273

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2017
REGISTRATIONS BRANCH
15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sagent Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 Park Avenue, 13th Floor
(No. and street)

New York	**NY**	**10171**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pacitto **(212) 904-9488**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 3rd Floor	**New York**	**NY**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

S

[redacted]

AFFIRMATION

I, Peter Pacitto affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Sagent Advisors, LLC (the "Company") as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Peter Pacitto
Controller

Subscribed to before me this
28th day of February, 2017.

Notary Public

SAGENT ADVISORS, LLC
(SEC I.D. No. 8-66273)

STATEMENT OF FINANICAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
As of DECEMBER 31, 2016

* * * * * * *

This report is filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of
Sagent Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of Sagent Advisors, LLC as of December 31, 2016. This financial statement is the responsibility of Sagent Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sagent Advisors, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2017

Sagent Advisors, LLC
Statement of Financial Condition
As of December 31, 2016

Assets:		
Cash and cash equivalents	$	20,416,764
Security deposits (Note 3)		306,081
Accounts receivable, net of allowance of $1,061,625		3,201,893
Property and equipment, net of accumulated depreciation and amortization of $3,555,104		1,019,347
Prepaid and other assets		1,474,633
Total assets	**$**	**26,418,718**
LIABILITES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses (Note 5)	$	8,090,966
Total liabilities		**8,090,966**
COMMITMENTS AND CONTINGENCIES (Note 8)		
MEMBER'S CAPITAL		18,327,752
Total liabilities and member's capital	**$**	**26,418,718**

See notes to financial statements.

1. ORGANIZATION

Sagent Advisors, LLC (the "Company"), a Delaware limited liability company, provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company has offices in the United States located in Chicago, Illinois, McLean, Virginia, and New York, New York.

The Company is a wholly-owned subsidiary of Sagent Management, LLC ("Management, LLC"), which is a wholly-owned subsidiary of Sagent Holdings, Inc. ("Holdings"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements and related disclosures. Significant estimates made by management include the allowance for doubtful accounts, actual valuation allowances against deferred tax assets, accrual for employee incentive compensation, and other accrued expenses. Actual results could differ materially from these estimates.

Fair Value of Financial Assets and Liabilities - The carrying value of financial assets and liabilities, including accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

Cash and Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks, money market investments, short-term government bonds or Treasury Bills, which are held at two major U.S. financial institutions.

Allowance for Doubtful Accounts - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. It is the firm policy to review all receivables greater than 90 days and to take an allowance, if applicable. Once we consider the receivable uncollectible based on credit worthiness of the client, we charge-off the allowance. The allowance recorded in the financial statements is as follows:

Balance, December 31, 2015	$	1,461,625
Recovery of bad debt		(400,000)
Balance, December 31, 2016	$	1,061,625

Property and Equipment - Property and equipment consist of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost.

The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired.

Share Based Compensation - Pursuant to Holding's Management Equity Plan (the "MEP" or the "Plan"), which is intended to function as a vehicle to tie key employee incentives to the long term development of Holding's through share ownership of Holding's stock, Holding's may sell or grant shares of its restricted common stock to eligible employees. The MEP is a "book value plan" as discussed in ASC 718, *"Stock Compensation"*. The MEP is administered by Holding's Compensation Committee, a sub-committee of its Board of Directors.

The Company accounts for share-based compensation associated with Holding's shares granted to its employees in accordance with ASC 718. ASC 718 focuses primarily on accounting for transactions in which an entity obtains employee services in exchange for share-based payments.

Income Taxes - The Company is included in the consolidated federal, state and local income tax return filed by Holdings, because it is a single member LLC, and is considered a disregarded entity for tax purposes; however, the Company's income tax has been calculated on a separate entity basis for these financial statements. Federal, state and local income taxes are payable to Holdings. The Company accounts for income taxes in accordance with ASC 740-10, *"Income Taxes"*. Deferred income taxes are recorded by applying statutory tax rates to temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, net of any estimated forfeiture rate.

ASC 740-10 also clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return.

3. SECURITY DEPOSITS

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided fully cash collateralized letters of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at December 31, 2016 were $306,081. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date.

4. PROPERTY AND EQUIPMENT

As of December 31, 2016, property and equipment consist of the following:

Leasehold improvements	$	1,303,195
Furniture & fixtures		1,681,945
Computer & software		1,208,447
Office equipment		380,864
		4,574,451
Less: accumulated depreciation and amortization		(3,555,104)
Net	$	1,019,347

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of December 31, 2016, accounts payable and accrued expenses consist of the following:

Accrued compensation and benefits	$	6,650,801
Deferred rent		771,858
Accrued professional fees		300,167
Other		368,140
	$	8,090,966

6. MANAGEMENT EQUITY PLAN

The Company recognizes non-cash compensation pursuant to ASC 718 over the vesting period in connection with shares granted to its employees pursuant to the MEP. At December 31, 2016, unamortized compensation costs related to restricted stock grants was $3,746,155.

During 2016, 279 shares of Holdings common stock vested and 257 shares with an amortized value of $293,355 were forfeited by grant recipients pursuant to the Plan.

During 2016, Holdings granted 307 shares of restricted stock to certain employees of the Company, which are amortized and vest pursuant to the Plan.

7. RELATED PARTY TRANSACTIONS

Daiwa Capital Markets America Holdings Inc. ("DCMAH") owns Holdings shares, which were originally acquired on Aril 26, 2007 from Sagent Advisors Inc. which was converted to the Company effective April 1, 2012 when the Company converted from a corporation to a limited liability

company. In connection with the Conversion, the Company became a wholly-owned subsidiary of Management, LLC, which is a wholly-owned subsidiary of Holdings. Additionally, the Company entered into a Business Alliance with Daiwa Securities Capital Markets Co. Ltd. ("DSCM") (formerly Daiwa Securities SMBC Co. Ltd.) and Daiwa Capital Markets America Inc. (formerly Daiwa Securities America ("Daiwa CM America" and together with DSCM, the "Daiwa Parties")) and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients.

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. In addition, pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

The financial statement impact of related party transactions are as follows:

Accounts Receivable - As of December 31, 2016, accounts receivable included $727,923 due from related parties. A portion of this receivable related to client billing arrangements as a result of the collaboration with the Daiwa Parties.

Other Assets - As of December 31, 2016, other assets included an intercompany receivable from Holdings for $1,042,010.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases - The Company leases both long-term and short-term office space at two locations in the United States pursuant to operating leases expiring at various times through July 31, 2023.

On February 16, 2016 the Company entered into an agreement with the landlords for one of its office spaces resulting in an early termination of the lease on April 14, 2016, which was originally scheduled to expire on November 30, 2020, and allowing the Company to enter into a short-term office space lease expiring on March 31, 2018. As a result of this change, total lease commitments will change to $2,014,572 ending in 2018 from $11,755,254 ending in 2020.

As of December 31, 2016, the future minimum payments under these operating leases, net of the sub-sublease amounts are as follows:

	Long Term	Short Term	Total
2017	$ 183,600	$ 992,400	$ 1,176,000
2018	188,190	1,022,172	1,210,362
2019	192,882	-	192,882
2020	197,727	-	197,727
2021	202,674	-	202,674
2022	207,723	-	207,723
2023	212,925	-	212,925
	$ 1,385,721	**$ 2,014,572**	**$ 3,400,293**

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at December 31, 2016.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

At December 31, 2016, cash equivalents amount to $18,895,318 and are comprised of open-end money market registered funds maintained with major commercial banks in the United States, which are classified as Level 1, and are measured at fair value on a recurring basis based on their quoted net asset value. There were no financial instruments reported at fair value classified as Level 2 or 3 at December 31, 2016.

10. INCOME TAXES

The significant components of the Company's deferred tax asset and liabilities as of December 31, 2016, are as follows:

Net operating loss carryforwards	$	5,158,000
AMT tax credit carryforwards		313,000
Deferred rent		277,000
Fixed asset depreciation		71,000
Equity-based compensation		656,000
bad debt allowance		381,000
Other		73,000
Accrued Compensation		(739,000)
Net deferred tax asset before valuation allowance		6,190,000
Valuation allowance		(6,190,000)
	$	-

At December 31, 2016, the company had net operating loss carryforwards of approximately $12,834,005, which will begin to expire in 2033. Based on the provisions of ASC 740, and the relevant facts and circumstances considered, the Company recorded a valuation allowance against its net deferred tax assets at December 31, 2016.

11. CONCENTRATIONS

Major Clients

The Company had two clients that accounts for 63% of its accounts receivables, net balance at December 31, 2016.

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

12. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At December 31, 2016, the Company had net capital of $15,273,292, which was in excess of its statutory requirement by $15,023,292.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

13. SUBSEQUENT EVENT

The Company has evaluated events occurring after December 31, 2016 and have concluded that there are no events that require recognition or disclosure in the financial statements.

* * * * *